

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Mr. Di Fan
Chief Executive Officer
China Heli Resource Renewable Inc.
7/F, Nan Jue Tower
East Nan Hu Rd., Shui Mo Gou District
Urumqi, Xin Juang Province, P.R. China

> **Re: China Heli Resource Renewable Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 14, 2010**
> **File No. 0-28879**

Dear Mr. Fan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

   - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the*

Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief